UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Patrick Industries, Inc.

File No. 005-17482 - CF#34220

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  Tontine Capital Partners L.P., Tontine Capital Management L.L.C., Tontine Capital Overseas Master Fund II, L.P., Tontine Asset Associates, L.L.C., Tontine Associates, L.L.C., and Jeffrey L. Gendell submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the exhibit to a Schedule 13D/A filed on August 26, 2016 relating to their beneficial ownership of common shares of Patrick Industries, Inc.

  Based on representations by Tontine Capital Partners L.P., Tontine Capital Management L.L.C., Tontine Capital Overseas Master Fund II, L.P., Tontine Asset Associates, L.L.C., Tontine Associates, L.L.C., and Jeffrey L. Gendell that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 99.4   through May 5, 2017

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary